EXHIBIT A: JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) The statement on Schedule 13G/A, and any amendments thereto, to which this Agreement is annexed as Exhibit A, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1)under the Securities Exchange Act of 1934, as amended; and

ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein, but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: May 13, 2025

/JOHN A. STALEY, IV/

Staley Capital Advisers, Inc., by John A. Staley IV, Founding Partner

/WILLIAM F. STOTZ/

William F. Stotz, Managing Director, Staley Capital Advisers, Inc.

/JAMES D. ROBERGE/

James D. Roberge, Chief Investment Officer, Staley Capital Advisers, Inc.

/BRIAN M. MCINERNEY/

Brian M. McInerney, President, Staley Capital Advisers, Inc.

/ANDREW J. ROBERGE/

Andrew J. Roberge, Vice President, Staley Capital Advisers, Inc